RED GIANT ENTERTAINMENT, INC.
                            614 E. Hwy. 50, Suite 235
                               Clermont, FL 34711

September 20, 2013

Ms. Sonia Bednarowski
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

     RE: Red Giant Entertainment, Inc. (the "Company")
         Amendment No. 2 to Form 8-K
         Filed April 12, 2013
         File No. 001-34039

Dear Ms. Bednarowski:

Reference is made to the letter dated May 9, 2013 (the "Comment Letter") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Company's Amendment No. 2 to Form 8-K referenced above (the "Form 8-K"). The Company has prepared the following responses describing the general action(s) taken regarding each of the Staff's comments. The following numbers herein are coordinated to the comment number in the Comment Letter. In addition, the Company has filed an Amendment No. 3 to the Form 8-K to reflect these changes.

General

     1. The Company is concurrently filing a Current Report on Form 8-K disclosing the Securities Purchase Agreement with Iconic Holdings, LLC ("Iconic") as well a loan transaction with Iconic and filing the related agreements as exhibits thereto.

     2. The Company confirms that it will refrain from including references to the Private Securities Litigation Reform Act of 1995 (the "PLSRA") in the Company's press releases until such time as the Company is eligible to do so.

Explanatory Note, page 2

     3. The Company has revised the Explanatory Note to disclose that on June 18, 2012, rather than June 11, 2012, the Company filed a Current Report on Form 8-K to report that the Company completed the transactions contemplated by a Share Exchange Agreement of June 6, 2012, rather than June 11, 2011.

Item 5.06 - Change in Shell Company Status, page 7

Overview, page 7

4. The Company has revised this section to disclose the three primary sources of revenue and added a cross reference to Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A").
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Red Giant Entertainment, Inc.
SEC Response Letter
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     5.   No burn rate had been calculated as of June 18, 2012. The Company has disclosed that as of June 18, 2012, the Company operated on the basis of revenues generated rather than on investor capital and indicates the potential need for raising additional capital. The Company further references the MD&A, which contains a description of the cash use for operational expenses and date by which additional capital may be needed. No plans as of June 18, 2012 existed to raise such funds, and no calculation of the amount of funds needed was made at that time.

     6. The Company has revised this section to delete valuation of the internally developed graphic novel artwork as of June 6, 2012. Instead, the disclosure simply states that RGE's intellectual properties as of May 31, 2012 consisted of internally developed graphic artwork contributed by Powell for equity interests in RGE's predecessor entity. Disclosure of the $29,250 valuation at the time Powell contributed the artwork is not relevant to this section, particularly as the artwork has been amortized over time and continues to be amortized. A description of the artwork's initial value, the basis for such valuation, as well as its amortization and value as of May 31, 2012 is included as Note 5 to Exhibit 10.3.

     7. The Company has revised the second paragraph of this section to clarify that digital distribution of content provides it with the opportunity to give customers an interactive entertainment experience.

     8. The Company has revised this section to clarify how it intends to generate revenue, including identification of products and services offered and how it intends to reach the particular market. It has also clarified that many of the plans are aspirational and to clarify the extent to which any agreements existed as of June 18, 2012 regarding such plans.

Creative and Production Process, page 7

     9. The Company has revised the disclosure in the Overview to clarify that many of its plans are aspirational to clarify the extent to which any agreements existed as of June 18, 2012 regarding: such plans. As you recognized, the Company has not established a timeline to reflect the anticipated plan of operations and has not established any anticipated operational milestones. Any material steps to accomplish business goals are discussed under the relevant heading. Given the aspirational nature of the anticipated plan of operations and the unavailability of the safe harbor under the PSLRA, the Company believes that the disclosure of estimated or projected costs or pricing as of June 18, 2012 would not materially aid investors and may even mislead investors.

     10. As previously disclosed, the Company had not entered into any agreements with any artists or writers as of June 18, 2012, but intended to contract with freelance artists and writers who are generally paid on a per-page basis. The cost of compensating these artists and writers varies widely depending on the contractor and the
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Red Giant Entertainment, Inc.
SEC Response Letter
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          work required. As this cost changes over time and varies widely, giving an expected cost as of June 18, 2012 would not benefit investors, and indeed may mislead them. Furthermore, the Company does not desire to limit its ability to negotiate with artists and writers by publicly disclosing the rates it expects to pay for their work. The Company has clarified that its relationship with "freelance artists and writers" means that it intends to enter into work-for-hire agreements with artists and writers under which all intellectual properties developed will be solely or jointly owned by the Company. As previously disclosed, these artists may also be eligible to receive incentives and royalties based on the number of copies sold (net of returns) of the comic books in which their work appears. The Company has added disclosure regarding the above and that there is no guarantee that it will be able to enter into agreements with artists and writers on favorable terms, if at all.

Mass Market Book Distribution, page 8

     11. The Company has revised the disclosure to clarify that it intends to publish the four main titles on a monthly basis.

     12. The means of "publishing" depends on the type of product. Electronic book distribution occurs online through the Company's Keenspot Entertainment ("Keenspot") websites, while the Company's Mass Market and Collected lines are intended to be in hard copy. As of June 18, 2012, none of the Mass Market Books were in hard copy, although some of its Collected line were in hard copy. The Company expects to eventually publish all of its electronic books in print form. The Company clarified in the Overview that it has not entered into any agreements for the publication or distribution of its properties except its agreements with Keenspot and Active Media, and that it may distribute its properties through its corporate website, its Keenspot sites, or book retailers.

Electronic Book Distribution, page 8

     13. The Company has clarified that it has an oral agreement with Keenspot Entertainment, the company which runs Keenspot.com websites. The Company has disclosed the material terms of such agreement previously in the Form 8-K and notes to the accompanying financial statements. No written agreement has been filed because no written agreement exists at the current time. The Company will file a written agreement when it exists. The Company has clarified that while it expects this strategic partnership to increase its revenues, there is no guarantee that the number of viewers or revenues will increase materially, if at all.

     14. The Company has revised its disclosure to make reference to the source for its data. The Company had five Keenspot.com websites as of June 18, 2012, and each generated unique visitors per the Google Analytics data. The Company has clarified that while it expect this strategic partnership to continue to generate unique viewers, there is no guarantee that the strategic partnership will continue to generate unique viewers.
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SEC Response Letter
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Employees, page 10

     15. The Company has revised the disclosure regarding Benny Powell in this section to disclose Mr. Powell's biography as located in the Company's Form 10-K for the fiscal year ended August 31, 2012. Discussion regarding Mr. Powell's lack of public company management experience is already in the Form 8-K under "Risk Factors--Powell has no experience related to public company management. As a result the Company may be unable to manage its public reporting requirements."

Management's Discussion and Analysis. page 11

Generally, page 11

     16. The Company has revised the first paragraph of this section and expanded it into multiple paragraphs to disclose that its acquisition of RGE shares was conducted as a reverse acquisition with RGE being regarded as the acquirer and to separately discuss the statement of operations line items of sales, cost of sales and gross profit for each of the periods presented.

     17. The Company has revised the disclosure regarding cash in the bank and net cash provided by financing activities as requested. The $10,869 and $1,426 reported as net cash provided by financing activities were cash contributions by Benny Powell into RGE's predecessor entity. The Company has also added disclosure in Item 2.01 regarding the share exchange with Castmor being treated as a reverse acquisition with RGE as acquirer for accounting and operational purposes.

Liquidity and Capital Resources, page 12

     18. The Company has revised the first paragraph under "Liquidity and Capital Resources" as requested to clarify that the Company had cash or cash equivalents at May 31, 2012 of $705, rather than $97.

     19. The Company has revised the second paragraph in this section to clarify that net cash provided by investing activities for the period from inception through May 31, 2012 was $0.

     20. The Company has revised the third paragraph in this section to delete that the Company has historically met its capital requirements through borrowings.

Recently Issued Accounting Pronouncements, page 15

     21. The Company has revised the disclosures under "Recently Issued Accounting Pronouncements" to clarify that the FASB issued ASU No. 2010-17 and ASU No. 2010-06, respectively, rather than the previous disclosure of ASU No. 2011-17 and ASU No. 2011-06, respectively. The
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Red Giant Entertainment, Inc.
SEC Response Letter
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          Company has corresponded with the auditors for the December 31, 2011 audited financial statements (the "Audited Financials") regarding approving and making the corresponding change in the Audited Financials. The Company will follow up with the auditors to resolve any outstanding issues and re-file the Audited Financials with the requested changes along with the changes requested below when the Audited Financials as revised are available.

Risk Factors, page 16

     22. The Company has revised Risk Factor 8. to state that Powell, as its majority shareholder, sole officer and director, will have substantial control over the Company and added that this control includes determining his own compensation. This encompasses the remote possibility that Powell could use his control to take all the Company's gross profit as his compensation. The Company notes that Powell received no compensation in either 2011 or 2012.

Powell will own approximately 55% of our shares after the offering, page 18

     23. The Company has revised the disclosures under the risk factor named above to clarify that Benny Powell owns 55% of its shares and has deleted the qualifiers regarding the share exchange.

Executive Compensation, page 23

Certain Relationships and Related Party Transactions, page 23

     24. The Company has revised this disclosure to include the $5,050 related party transaction with Active Media Publishing, Inc. regarding payment for printing services provided in 2011.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 24

     25.  The Company has deleted the last two paragraphs of this section.

Financial Statements and Exhibits, page 26

General

     26. The Company has corresponded with the auditors for the December 31, 2011 audited financial statements (the "Audited Financials") regarding revisions to the Audited Financials. The Company will follow up with the auditors to resolve any outstanding issues and re-file the Audited Financials with the requested changes along with the changes when requested below the Audited Financials as revised are available.
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Exhibit 10.2 - December 31, 2011 Audited Financial Statements of Red Giant

Statements of Assets. Liabilities. and Members' Equity. page F-3
(prior comment no. 68)

     27. The Company renamed the "fixed assets" heading to "intangible assets" and requested the auditors to approve such change. See Response 26.

Revenue Recognition
(Prior comment nos. 69 and 70)

     28. $24,008 of the Company's $53,286 in revenue in 2011 was generated from the sale of books published in hard copy for a cost of goods sold of $2,639. Revenues from Creative Services and Advertising were for services provided.

     29. The Company has revised this discussion to describe what is meant by "earned on a net 90 basis" and to describe the measurement basis of cost per thousand and has asked the auditors to approve such change. See Response 26.

Exhibit 10.3 - May 31.2012 Unaudited Interim Financial Statements of Red Giant General (Prior comment no. 71)

     30. The Company has made changes corresponding to suggested changes stated in comments 27 and 29 above. $29,930 of the Company's $38,686 in revenue in the interim period ended May 31, 2012 was generated from the sale of books published in hard copy for a cost of goods sold of $18,756. Revenues from Creative Services and Advertising were for services provided.

Note 1. Summary of Significant Accounting Principles, page F-4
(prior comment no. 72)

     31. The Company has disclosed that the interim financial statements include all adjustments that are, in the opinion of management, necessary in order to make the financial statements not misleading.

Thank you for your continued review of the Form 8-K. Please advise if you have any further comments.

Very truly yours,

Red Giant Entertainment, Inc.


/s/ Benny Powell
-----------------------------
By:  Benny Powell
Its: President